Mail Stop 3561

      							August 18, 2005

Mr. Michael A. Russell,
Chief Financial Officer
American Technology Corporation
13114 Evening Creek Drive South
San Diego, CA 92128S

	Re:	American Technology Corporation
      Form 10-K for Fiscal Year Ended September 30, 2004
		Filed December 28, 2004

		Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
      June 30, 2005
      File No. 0-24248

Dear Mr. Russell:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended September 30, 2004

Item 9A. Controls and Procedures, page 37

1. We note your disclosure that your disclosure controls and procedures are "designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms." Please note that under Rule 13a-15(e)
of the Exchange Act, the term disclosure controls and procedures means controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please revise accordingly.

2. We note your disclosure that your "co-principal executive officers and principal financial officer concluded, as of the date of such evaluation, that, except as set forth below, the design and operation of such disclosure controls and procedures were effective." (emphasis added) Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective or not effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that given the identified issue regarding the "tracking of and disclosure relating to Section 16 filings," your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. Please amend your Form10-K accordingly.

3. Please describe the "steps to improve our tracking of and disclosure relating to Section 16 filings" that you implemented and disclose whether these steps have corrected this issue. Please disclose the date you identified the failure to disclose the late
Section 16 filing and the respective dates you implemented each step to improve your procedures.
4.
We note your disclosure that "[n]o significant changes were made in our internal control over financial reporting . . . during our most recent quarter that has materially affected, or is reasonably likely to materiall affect, our internal control over financial reporting."
(emphasis added) Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise.
5. We note the disclosure under "Limitations" regarding your system of disclosure controls and procedures and internal controls. When discussing the design and evaluation of your control system, you discuss inherent limitations, lack of absolute assurance and resource constraints. Furthermore, you state that "[t]he design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures."

The disclosure in this section is confusing to the extent that it implies that your disclosure controls and procedures might not operate effectively even under circumstances where your disclosure controls and procedures should reasonably be expected to operate effectively. It also implies that you will not conduct periodic evaluations of your disclosure controls and procedures to determine whether they have become inadequate. If true, this would appear to be inconsistent with your regulatory requirement to establish and maintain effective disclosure controls and procedures.

Please revise to state, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired disclosure control objectives, and remove any disclosure suggesting otherwise. In addition, and if correct, similarly state clearly that your co-principal executive officers and principal financial officer concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. Finally, delete any language that states or implies that your disclosure controls and procedures will or could become inadequate over time or that you do not have an obligation to maintain effective disclosure controls and procedures. In the alternative, remove this entire paragraph and simply state the conclusion of your co-principal executive officers and your principal financial officer regarding the effectiveness of your disclosure controls and procedures.

Summary of Accounting Policies

Contract Manufacturer, page F-9

6. Please tell us why it is appropriate to record amounts due from contract manufacturer net of amounts payable to the manufacturer.
Refer to paragraph 5 of FIN 39.

Revenue Recognition, page F-10

7. Please tell us in more detail about the nature of your engineering services and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Note 7. Litigation, page F-26

8. Please tell us in more detail about the minimum film royalty settlement with NeoPlanar. Describe the transaction and provide us with the related journal entries.

9. Please tell us in more detail about the "Legal Settlement" liabilities in the amount of $150,000 for 2004 and $292,500 for 2003.
Describe the related transaction(s) and tell us how you determined the amount of the liability. Also tell us your basis for including the related expense in SG&A. We also note your discussion on page 21.

10. Tell us in more detail about the settlement with Horizon
Sports
Technologies, Inc and describe to us how you accounted for the settlement costs.

Form 10-Q for the Fiscal Quarter Ended December 31, 2004
11. Please amend your Form 10-Q for the quarter ended December 31, 2004 to comply with the comments on your Form 10-K that are applicable to your Item 307 and 308(c) disclosure. Please also comply with the following comments.
12. We note your disclosure regarding the "significant deficiency" in your internal controls. Please tell us in your response letter why this "significant deficiency" does not rise to the level of a "material weakness" in your internal controls. If this was a material weakness in your internal controls, please revise your disclosure accordingly.

13. We note your disclosure that you "have taken steps to rectify this deficiency . . ." in your internal controls over financial reporting. Please disclose the dates you implemented these steps and disclose the date this deficiency was rectified. In this regard, you have included disclosure regarding the steps you implemented in your
Item 308(c) disclosure in both your Form 10-Q for the quarter ended
March 31, 2005 and your Form 10-Q for the quarter ended June 30, 2005. Accordingly, it appears that changes were made in your internal controls in both quarters. Please clarify your disclosure accordingly.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and June
30,
2005
14. Please revise your future filings to comply with our comments on your Item 307 and 308(c) disclosure above, as applicable.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note 11. Committed Equity Financing Facility, page 12
15. Please tell us why it was appropriate to account for the warrant issued in connection with CEFF financing as a liability under EITF 00-19.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Michael A. Russell,
American Technology Corporation
August 19, 2005
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE